FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of August, 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F....X.... Form 40-F.......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Abbey National plc

2. Name of director

Mrs Yasmin Jetha

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above held in MAXI ISA Account

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 3 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

As 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares held in MAXI ISA Account

7. Number of shares / amount of stock acquired

5 Shares Acquired

8. Percentage of issued class

Nominal

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 10 pence each

12. Price per share

488.06 pence per share

13. Date of transaction

8 August 2003

14. Date company informed

12 August 2003

15. Total holding following this notification

49,155

16. Total percentage holding of issued class following this notification

Nominal

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

F Muir, Abbey National Secretariat, 0141 275 9095

25. Name and signature of authorised company official responsible for making this notification

F Muir, Abbey National Secretariat, 0141 275 9095

Date of Notification

12 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Abbey National plc

2. Name of director

Mrs Yasmin Jetha

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As 2 above held in General PEP Account

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As 3 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

As 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares held in PEP Account (General, Non-discretionary)

7. Number of shares / amount of stock acquired

2 Shares Acquired

8. Percentage of issued class

Nominal

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 10 pence each

12. Price per share

491.74 pence per share

13. Date of transaction

8 August 2003

14. Date company informed

12 August 2003

15. Total holding following this notification

49,157

16. Total percentage holding of issued class following this notification

Nominal

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

F Muir, Abbey National Secretariat, 0141 275 9095

25. Name and signature of authorised company official responsible for making this notification

F Muir, Abbey National Secretariat, 0141 275 9095

Date of Notification

12 August 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABBEY NATIONAL plc


Date: 12th August, 2003                      By  /s/ Fiona Muir
                                                 ----------------------
                                             Abbey National Secretariat